FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                       Report of Foreign Private Issuer

                       Pursuant to Rule 13a-16 or 15d-16
                       of the Securities Exchange Act of
                                     1934


                                February 9, 2006

                       Commission File Number 001-14978


                              SMITH & NEPHEW plc
                              (Registrant's name)


                                15 Adam Street
                           London, England WC2N 6LA
             (Address of registrant's principal executive offices)


     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

               Form 20-F  X                   Form 40-F
                         ---                            ---

     [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

               Yes                            No  X
                   ---                           ---

     [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

               Yes                            No  X
                   ---                           ---

     [Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.]

               Yes                            No  X
                   ---                           ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                                 Smith & Nephew plc
                                                 (Registrant)


Date: February 9, 2006
                                                 By:   /s/ Paul Chambers
                                                        -----------------
                                                 Paul Chambers
                                                 Company Secretary




Smith & Nephew senior management appointments

9 February 2006


Smith & Nephew plc (LSE: SN, NYSE: SNN), the global medical technology business, announced today that it has made three new Business Unit President appointments with immediate effect.

Smith & Nephew's Orthopaedics business has grown strongly in the last five years, with performance consistently ahead of its markets. To develop this business further, we are now identifying two separate business units; Orthopaedic Reconstruction and Orthopaedic Trauma (including Clinical Therapies). This change is at the heart of our strategy to focus our businesses on the markets and customers that they serve.

Scott Flora, currently Senior Vice-President and General Manager of the Reconstructive Division, is promoted to President Orthopaedic Reconstruction. Scott has over 20 years experience in the medical device industry including working with companies such as Johnson & Johnson. He joined Smith & Nephew in 1986 as a sales representative and was progressively promoted becoming Senior Vice-President of Trauma and Clinical Therapies Division in 2003. In March 2005 he was appointed to his current role.

Mark Augusti is promoted to President Orthopaedic Trauma and Clinical Therapies. Mark started his career in sales with GE Medical Systems and spent 13 years there in a number of roles based in the US and Asia. He joined Smith & Nephew in April 2003 as Vice President of Global Marketing for the Trauma Division and was promoted to Senior Vice-President and General Manager Trauma Division in March 2005.

After 30 years with Smith & Nephew, the last seven years as President of Advanced Wound Management, Jim Dick will be retiring in the summer of this year.

Joe Woody, currently the Vice President and General Manager of the Clinical Therapies Division, has been appointed as Jim's successor as President of Advanced Wound Management. Joe has 20 years experience in marketing and sales and worked for Alliance Imaging, Acuson and GE Medical Systems before joining Smith & Nephew in 2003. Under his leadership Clinical Therapies has grown rapidly into a significant business. Joe will re-locate to the UK to take up his new role.

Sir Christopher O'Donnell, Chief Executive of Smith & Nephew, commenting on these appointments today said:

"Smith & Nephew's Orthopaedics business has grown substantially in recent years with performance consistently ahead of its markets. As a consequence of segmenting our Orthopaedics business we are able to promote two highly talented people to President. The appointment of Scott Flora and Mark Augusti coincide with an exciting time for these businesses with excellent opportunities for continued above market growth."

"Joe Woody has made a major contribution in leading the excellent growth achieved by Clinical Therapies. We look forward to benefiting from his broad experience in sales and marketing, particularly in the United States, in accelerating growth in our Advanced Wound Management business."

Commenting on Jim Dick's retirement, Christopher O'Donnell added: "Under Jim Advanced Wound Management has evolved into a global leader with strong market positions in all major countries of the world. I would like to thank Jim for his contribution to the Group over many years."



Enquiries

Investors
Sir Christopher O'Donnell                 Tel:         +44 (0) 20 7401 7646
Smith & Nephew
Chief Executive

Investors / Media
Liz Hewitt                                Tel:         +44 (0) 20 7401 7646
Smith & Nephew
Group Director Corporate Affairs


About us

Smith & Nephew is a global medical technology business, specialising in Orthopaedics, Endoscopy and Advanced Wound Management products. Smith & Nephew is a global leader in arthroscopy and advanced wound management and is one of the fastest growing global orthopaedics companies.

Smith & Nephew is dedicated to helping improve people's lives. The company prides itself on the strength of its relationships with its surgeons and professional healthcare customers, with whom its name is synonymous with high standards of performance, innovation and trust. The company has over 8,500 employees and operates in 33 countries around the world generating annual sales of $2.6 billion.